

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 19, 2018

<u>Via E-mail</u>
Mr. Alexander J. Jessett
Chief Financial Officer
Camden Property Trust
11 Greenway Plaza, Suite 2400
Houston, TX 77046

     Re: Camden Property Trust
            Form 10-K for the Fiscal Year Ended December 31, 2017
            Filed February 16, 2018
            File No. 1-12110

Dear Mr. Jessett:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Jennifer Monick

         Jennifer Monick
         Assistant Chief Accountant
         Office of Real Estate
         & Commodities